Exhibit 1

CROW ANNOUNCES FIRST HALF 2005 RESULTS

First half net income of NIS 1.6m vs. net loss of NIS 3.3m for the same period in 2004

Airport City, Israel, 06 September 2005– Crow Technologies 1977 Ltd. (OTC: CRWTF), a worldwide leading manufacturer of residential, commercial and industrial security products, today announced its consolidated financial results for the first half and second quarter, ended June 30, 2005 according to Israeli GAAP.

Revenues for the first half of 2005 were NIS 56.3 million compared with NIS 56.2 million in the same period of last year. Revenues only grew marginally year over year, due to the fact that during the second quarter, Crow moved from its headquarters in Holon to significantly larger facilities in Airport City. During the move, the Company’s manufacturing facility was shutdown for approximately two weeks.

Operating income for the first half of 2005 was NIS 3.6 million or 6.4% of revenues, compared with NIS 6.8 million, or 12.1% of revenues in the first half of 2004. Margins were negatively affected by the closure of the facilities and the cost of the move.

Net income for the first half of 2005 was NIS 1.6 million or 2.9% of revenues, compared with a net loss of NIS 3.3 million in the similar period of last year. During the first half of 2004, Crow made a larger than usual provision for tax expenses and doubtful debts.

Mr. Shmuel Melman, Chief Executive Officer of Crow said, “We are very focused on improving and increasing the efficiency of our manufacturing facilities, as the demand for our products continually grows. Our move to a much larger facility in the second quarter has substantially increased our production capabilities, giving us growing room for years to come. However, our second quarter revenues and margins suffered from the fact that our manufacturing facilities were not operational during the move. Despite this, our first half revenues held steady over last year and the revenues that were not achieved in June were regained in July.”

Mr. Melman concluded, “We are continuously pursuing and negotiating new OEM contracts with major market players that we believe will provide us with a steady revenue stream and future growth. We believe that with our new facilities fully operational now, we will show significant improvements in our results over the rest of the year.”

About Crow
Crow is a worldwide leading designer and manufacturer of electronic intruder alarm systems and detection devices. With a full range of wired and wireless control panels, intrusion alarm detectors, unique outdoor detection devices, access control systems, and smart communication accessories for the security industry, Crow offers its proven expertise to the security industry and faces the evolving needs of the security marketplace.

Crow’s products are used worldwide by professional installers and central stations to protect residential, commercial, industrial and military installations. Crow has established a worldwide dynamic network of over 50 distributors and sales offices, making the best use of its most advanced technologies, state-of-the-art R&D and manufacturing facilities. Its Total Quality Management is in line with the latest international standards.

Crow’s website is www.thecrowgroup.com

Contact Details
Kenny Green / Ehud Helft
GK Investor Relations
Tel: (US) 1 866 704 6710 (UK) +44 871 474 1219 (Israel) +972 3 607 4717
E-mail: kenny@gk-biz.com / ehud@gk-biz.com

Safe Harbour
This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

*** Tables to follow ***

CONSOLIDATED BALANCE SHEETS

				Convenience Translation*
	December 31,	June 30,		June 30,
	2004	2004	2005	2005
	Audited	Unaudited		Unaudited
	Reported NIS			U.S. dollars
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	12,749	8,781	12,884	2,817
Marketable securities	45	49	76	17
Trade receivables, net	25,608	27,543	21,732	4,751
Other accounts receivable and prepaid expenses	4,475	5,621	6,290	1,375
Inventories	31,031	29,341	33,597	7,346

Total current assets	73,908	71,335	74,579	16,306

LONG-TERM INVESTMENTS:
Loan to other companies	54	54	-	-
Investment in an affiliate	865	1,124	765	168
Loans to jointly controlled entities	1,293	1,319	3,606	788
Non current inventory	2,078	2,183	1,587	347

Total long-term investments	4,290	4,680	5,958	1,303

PROPERTY AND EQUIPMENT, NET	17,382	17,348	19,430	4,248

INTANGIBLE AND OTHER ASSETS, NET	3,671	4,585	2,531	553

Total assets	99,251	97,948	102,498	22,410

*	For convenience, we provide a translation from NIS to US$ using the exchange rate as of June 30, 2005 of $ 1 = NIS 4.574.

CONSOLIDATED BALANCE SHEETS

				Convenience Translation*
	December 31,	June 30,		June 30,
	2004	2004	2005	2005
	Audited	Unaudited		Unaudited
	Reported NIS			U.S. dollars
	(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans and bank credit	30,730	23,960	21,611	4,725
Current maturities of long-term loans	4,003	9,040	5,517	1,206
Trade payables	10,873	13,624	12,264	2,681
Other accounts payable and accrued expenses	18,791	15,080	20,984	4,588

Total current liabilities	64,397	61,704	60,376	13,200

LONG-TERM LIABILITIES:
Long-term loans from banks	7,130	10,823	12,445	2,721
Long-term loans from minority in a subsidiaries	1,302	1,709	1,119	245
Accrued severance pay, net	2,266	2,319	2,652	580
Deferred taxes on income	451	1,604	372	81

Total long-term liabilities	11,149	16,455	16,588	3,627

MINORITY INTEREST IN SUBSIDIARIES	1,310	837	1,338	292

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.25 par value each -
Authorized: 5,000,000 shares at December 31,
2004 and June 30, 2004 and 2005; Issued and
outstanding: 4,372,275 shares at December
31, 2004 and June 30, 2004 and 2005	15,355	15,355	15,355	3,357
Additional paid-in capital	21,244	21,244	21,244	4,645
Foreign currency translation adjustments	489	414	648	142
Accumulated deficit	(14,693)	(18,061)	(13,051)	(2,853)

Total shareholders' equity	22,395	18,952	24,196	5,291

Total liabilities and shareholders' equity	99,251	97,948	102,498	22,410

*	For convenience, we provide a translation from NIS to US$ using the exchange rate as of June 30, 2005 of $ 1 = NIS 4.574.

CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation
	Year ended December 31,	Three months ended June 30,	Six months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005	2005
	Audited	Unaudited	Unaudited		Unaudited
	Reported NIS				U.S. dollars
	(In thousands, except share and per share data)

Sales	114,915	27,325	56,204	56,303	12,309
Cost of sales	70,282	17,831	33,613	36,519	7,984

Gross profit	44,633	9,494	22,591	19,784	4,325

Research and development expenses	6,752	2,081	3,068	3,900	853
Selling and marketing expenses	10,946	2,659	4,756	5,264	1,151
General and administrative expenses	12,591	3,008	7,515	6,576	1,439
Amortization of other assets	923	231	462	462	101

Operating income	13,421	1,515	6,790	3,582	781
Financial expenses (income), net	2,687	(97)	1,050	180	37
Other expenses, net	2,779	188	2,294	380	83

Income before taxes on income	7,955	1,424	3,446	3,022	661
Taxes on income	7,019	357	6,473	1,220	267

	936	1,067	(3,027)	1,802	394
Equity in losses of an affiliate	(159)	(34)	(35)	(132)	(29)
Minority interest in earnings of
subsidiaries	(736)	(175)	(265)	(28)	(6)

Net income (loss)	41	858	(3,327)	1,642	359

Net earnings (loss) per 4 Ordinary
shares of NIS 0.25 each (equal to
NIS 1 par value) **	0.04	0.78	(3.04)	1.5	0.33

Net earnings (loss) per 1 Ordinary
share of NIS 0.25 **	0.01	0.20	(0.76)	0.38	0.08

*	For convenience, we provide a translation from NIS to US$ using the exchange rate as of June 30, 2005 of $ 1 = NIS 4.574.

**	Ordinary shares of NIS 0.25 par value each - Issued and outstanding: 4,372,275 shares as of June 30, 2004, December 31, 2004 and June 30, 2005.